THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE ACT.

SIMPLE AGREEMENT FOR FUTURE EQUITY (SAFE)

Investment Amount	**Date of Issuance**
US$[AMOUNT]	[EFFECTIVE DATE]

THIS SIMPLE AGREEMENT FOR FUTURE EQUITY (this "**SAFE**") is issued by Imeropex, Inc., a Delaware corporation (the "**Company**"), to [INVESTOR NAME] (the "**Holder**") in exchange for the Holder's payment of the investment amount set forth above (the "**Investment Amount**").

This SAFE is one of a series of simple agreements for future equity (collectively, the "**Early Bird SAFEs**") issued by the Company to investors with identical terms and on the same form as set forth herein (except that the holder, purchase price and date of issuance may differ in each SAFE).

1. Definitions. Capitalized terms not otherwise defined in this SAFE will have the meanings set forth in this Section 1.

1.1 "**Aggregate Investment Amount**" means the aggregate purchase price of all Early Bird SAFEs.

1.2 "**Capital Stock**" means the capital stock of the Company, including, without limitation, the Common Stock and Preferred Stock.

1.3 "**Common Stock**" means the Company's common stock, par value US $0.001 per share.

1.4 "**Conversion Price**" means (rounded to the nearest 1/100th of one cent):

(a) with respect to a conversion pursuant to Section 2.1, the lesser of: (i) the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; and (ii) the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Next Equity Financing; and

(b) with respect to a conversion pursuant to Section 2.2, the quotient resulting from dividing (x) the Valuation Cap by (y) the Fully Diluted Capitalization immediately prior to the closing of the Liquidity Event.

1.5   "**Conversion Shares**" (for purposes of determining the type of Equity Securities issuable upon conversion of this SAFE) means:

(a)   with respect to a conversion pursuant to Section 2.1, (i) shares of the Equity Securities issued in the Next Equity Financing or (ii) at the Company's election (if applicable), shares of Shadow Preferred; and

(b)   with respect to a conversion pursuant to Section 2.2, shares of Common Stock.

1.6   "**Corporate Transaction**" means:

(a)   the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets;

(b)   the consummation of a merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of Capital Stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the Capital Stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or

(c)   the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act), of the Company's Capital Stock if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than fifty percent (50%) of the outstanding voting securities of the Company (or the surviving or acquiring entity).

For the avoidance of doubt, a transaction will not constitute a "Corporate Transaction" if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the foregoing, the sale of Equity Securities in a bona fide financing transaction will not be deemed a "Corporate Transaction."

1.7   "**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing Capital Stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

1.8   "**Dissolution**" means (a) a voluntary termination of the Company's operations; (b) a general assignment for the benefit of the Company's creditors; or (c) a liquidation, dissolution or winding up of the Company (other than a Corporate Transaction), whether voluntary or involuntary.

1.9   "**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Investment Amount divided by (y) the Liquidity Price (treating the dividend record date as the date of calculating such Liquidity Price).

1.10   "**Equity Securities**" means (a) Common Stock; (b) any securities conferring the right to purchase Common Stock; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) Common Stock. Notwithstanding the foregoing, the following will not be considered "Equity Securities": (i) any security granted, issued or sold by the Company to any director, officer, employee, consultant or adviser of the Company for the primary purpose of soliciting or retaining their services; (ii) any convertible promissory notes issued by the Company; and (iii) any SAFEs (including this SAFE) issued by the Company.

1.11   "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

1.12   "**Fully Diluted Capitalization**" means the number of issued and outstanding shares of the Company's Capital Stock, assuming (a) the conversion or exercise of all of the Company's outstanding convertible or exercisable securities, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase the Company's Capital Stock; and (b) solely for purposes of Section 1.4(a), the issuance of all shares of the Company's Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans or any equity incentive plan created or expanded in connection with the Next Equity Financing. Notwithstanding the foregoing, "Fully Diluted Capitalization" excludes: (i) any convertible promissory notes issued by the Company; (ii) any SAFEs (including this SAFE) issued by the Company; (iii) any Equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs; and (iv) in the event of a "Liquidity Event", shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans.

1.13   "**Liquidity Event**" means a Corporate Transaction, a Direct Listing or an IPO (as defined herein).

1.14   "**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

1.15   "**Next Equity Financing**" means the next sale (or series of related sales) by the Company of its Equity Securities following the date of issuance of this SAFE, in one or more bona fide transactions or series of transactions with the principal purpose of raising capital, and from which the Company receives gross proceeds of not less than US $1,000,000 (excluding, for the avoidance of doubt, the Aggregate Investment Amount).

1.16   **"Preferred Stock"** means all series of the Company's preferred stock, whether now existing or hereafter created.

1.17   **"Requisite Holders"** means the holders of a majority-in-interest of the aggregate purchase price of all Early Bird SAFEs.

1.18   **"SAFEs"** mean any simple agreements for future equity (or other similar agreements) which are issued by the Company for bona fide financing purposes and which may convert into the Company's Capital Stock in accordance with its terms.

1.19   **"Securities Act"** means the Securities Act of 1933, as amended.

1.20   **"Shadow Preferred"** means a series of Preferred Stock with substantially the same rights, preferences and privileges as the series of Preferred Stock issued in the Next Equity Financing, except that the per share liquidation preference of the Shadow Preferred will equal the Conversion Price calculated pursuant to Section 1.4(a), with corresponding adjustments to any price-based antidilution and/or dividend rights provisions.

1.21   **"Special Purpose Vehicle"** (SPV) means the legal vehicle that will invest all of its assets in securities issued by the Company. The SPV is a series of Wefunder SPV, LLC.

1.22   **"Valuation Cap"** means a pre-money valuation of US $5,400,000.

2.   Conversion. This SAFE will be convertible into Equity Securities pursuant to the following terms.

2.1   Next Equity Financing Conversion. This SAFE will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the Holder in writing of the terms of the Equity Securities that are expected to be issued to the Holder in such financing. The issuance of Conversion Shares pursuant to the conversion of this SAFE will be pursuant to the same transaction documents applicable to the Equity Securities issued in the Next Equity Financing (with appropriate variations in the event the Equity Securities to be issued in the Next Equity Financing are Preferred Stock with a liquidation preference), *provided, however*, the Company may, at its election, issue shares of Shadow Preferred to the Holder in lieu of such Preferred Stock.

2.2   Liquidity Event Conversion. In the event of a Liquidity Event prior to the conversion of this SAFE pursuant to Section 2.1, at the closing of such Liquidity Event, the Holder may elect that either: (a) the Company will pay the Holder an amount equal to the Investment Amount; or (b) this SAFE will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the Investment Amount by (y) the applicable Conversion Price.

2.3   <u>Mechanics of Conversion</u>.

(a)   <u>Financing Agreements</u>. The Holder acknowledges that the conversion of this SAFE into Conversion Shares pursuant to <u>Section 2.1</u> may require the Holder's execution of certain agreements relating to the purchase and sale of the Conversion Shares, as well as registration rights, rights of first refusal and co-sale, rights of first offer and voting rights, if any, relating to such securities (collectively, the "**Financing Agreements**"). The Holder agrees to execute all of the Financing Agreements in connection with a Next Equity Financing.

(b)   <u>Certificates</u>. As promptly as practicable after the conversion of this SAFE and the issuance of the Conversion Shares, the Company (at its expense) will issue and deliver a certificate or certificates, which may be in electronic form, pursuant to the Special Purpose Vehicle (SPV) terms evidencing the Conversion Shares (if certificated) to the Holder, or if the Conversion Shares are not certificated, will deliver a true and correct copy of the Company's share register reflecting the Conversion Shares held by the Holder. The Company will not be required to issue or deliver the Conversion Shares until the Holder has surrendered this SAFE to the Company (or provided an instrument of cancellation or affidavit of loss), and has executed the applicable transaction documents. The conversion of this SAFE pursuant to <u>Section 2.1</u> and <u>Section 2.2</u> may be made contingent upon the closing of the Next Equity Financing and Corporate Transaction, respectively.

3.   <u>Priority</u>. In the event of a Dissolution while this SAFE is outstanding, the Company will pay the Holder an amount equal to the Investment Amount (the "**Repayment**") immediately prior to, or concurrently with, the consummation of the Dissolution. The Company's obligation to make the Repayment will rank senior in right of payment to the Company's Capital Stock and *pari passu* with any convertible debt of the Company.

4.   <u>No Rights as a Stockholder</u>. The Holder is not entitled by virtue of holding this SAFE to be deemed a holder of the Company's Capital Stock for any purpose, nor will anything contained in this SAFE be construed to confer on the Holder, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until Conversion Shares have been issued upon the terms described in this SAFE.

5.   <u>Representations and Warranties of the Company</u>. In connection with the transactions contemplated by this SAFE, the Company hereby represents and warrants to the Holder as follows:

5.1   <u>Due Organization; Qualification and Good Standing</u>. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify or to be in good standing would have a material adverse effect on the Company.

5.2   Authorization and Enforceability. Except for the authorization and issuance of the Conversion Shares, all corporate action has been taken on the part of the Company and its officers, directors and stockholders necessary for the authorization, execution and delivery of this SAFE. Except as may be limited by applicable bankruptcy, insolvency, reorganization or similar laws relating to or affecting the enforcement of creditors' rights, the Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this SAFE valid and enforceable in accordance with its terms.

6.   Representations and Warranties of the Holder. In connection with the transactions contemplated by this SAFE, the Holder hereby represents and warrants to the Company as follows:

6.1   Authorization. The Holder has full power and authority (and, if an individual, the capacity) to enter into this SAFE and to perform all obligations required to be performed by it hereunder as defined in the SPV. This SAFE, when executed and delivered by the Holder, will constitute the Holder's valid and legally binding obligation, enforceable in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and (b) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

6.2   Purchase Entirely for Own Account. The Holder acknowledges that this SAFE is made with the Holder in reliance upon the Holder's representation to the Company, which the Holder hereby confirms by executing this SAFE, that this SAFE, the Conversion Shares, and any Common Stock issuable upon conversion of the Conversion Shares (collectively, the "**Securities**") will be acquired for investment for the Holder's own account, not as a nominee or agent (unless otherwise specified on the Holder's signature page hereto), and not with a view to the resale or distribution of any part thereof, and that the Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this SAFE, the Holder further represents that the Holder does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to the Securities. If other than an individual, the Holder also represents it has not been organized solely for the purpose of acquiring the Securities.

6.3   Disclosure of Information; Non-Reliance. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

6.4   No Public Market. The Holder understands that no public market now exists for the Securities and that the Company has made no assurances that a public market will ever exist for the Securities.

7.   Miscellaneous.

7.1   Access to Dividends. The Holder is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Holder, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 2. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Holder at the same time.

7.2   Tax Treatment. The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

7.3   Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this SAFE will inure to the benefit of, and be binding upon, the respective successors and assigns of the parties; provided, however, that the Company may not assign its obligations under this SAFE without the written consent of the Requisite Holders. This SAFE is for the sole benefit of the parties hereto and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or will confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this SAFE.

7.4   Choice of Law. This SAFE and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. Holder herby expressly consents to personal jurisdiction in the state and federal courts of Wilmington, Delaware, in connection with any lawsuit filed with respect to this SAFE, THE PARTIES HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH ACTION OR PROCEEDING.

7.5   Counterparts. This SAFE may be executed in counterparts, each of which will be deemed an original, but all of which together will be deemed to be one and the same agreement. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.,* www.docusign.com) or other transmission method, and any counterpart so delivered will be deemed to have been duly and validly delivered and be valid and effective for all purposes.

   7.6   Titles and Subtitles. The titles and subtitles used in this SAFE are included for convenience only and are not to be considered in construing or interpreting this SAFE.

   7.7   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the parties at the address listed on their respective Wefunder account, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 7.7. If notice is given to the Company, a copy shall also be sent to Shulman Rogers, P.A., Attn: Imeropex, Inc. Legal Matters, 12505 Park Potomac Avenue, 6th Floor, Potomac, MD 20854.

   7.8   Expenses. Each party will pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this SAFE.

   7.9   Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this SAFE, the prevailing party will be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

   7.10   Entire Agreement; Amendments and Waivers. This SAFE constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof. The Company's agreements with each of the holders of the Early Bird SAFEs are separate agreements, and the sales of the SAFEs to each of the holders thereof are separate sales. Notwithstanding the foregoing, any term of this SAFE and the other Early Bird SAFEs may be amended and the observance of any term may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Requisite Holders. Any waiver or amendment effected in accordance with this Section 7.10 will be binding upon each holder of a Early Bird SAFE and each future holder of all such Early Bird SAFEs.

   7.11   Effect of Amendment or Waiver. The Holder acknowledges and agrees that by the operation of Section 7.10 hereof, the Requisite Holders will have the right and power to diminish or eliminate all rights of the Holder under this SAFE.

   7.12   Severability. If one or more provisions of this SAFE are held to be unenforceable under applicable law, such provisions will be excluded from this SAFE and the balance of the

SAFE will be interpreted as if such provisions were so excluded and this SAFE will be enforceable in accordance with its terms.

7.13   Transfer Restrictions.

(a)   Holder agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii)   As part of an offering registered under the Securities Act with the SEC; or

(iv)   To a member of the Holder's family or the equivalent, to a trust controlled by the Holder, to a trust created for the benefit of a member of the family of the Holder or equivalent, or in connection with the death or divorce of the Holder or other similar circumstance.

(b)   "Market Stand-Off" Agreement. The Holder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to the Company's first underwritten public offering (the "IPO") of its Common Stock under the Securities Act, and ending on the date specified by the Company and the managing underwriter(s) (such period not to exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions): (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Holder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 7.13(b) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Holder or the immediate family of the Holder, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Holder only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than five percent (5%) of the outstanding Common Stock. Notwithstanding anything herein to the contrary (including, for the avoidance of doubt, Section 7.1), the underwriters in connection with the IPO are intended third-party beneficiaries of this Section 7.13(b) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with this Section 7.13(b) or that are necessary to give further effect thereto.

In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of such period. The Holder agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Holder's registrable securities of the Company (and the Company shares or securities of every other person subject to the restriction contained in this Section 7.13(b)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(c)   Further Limitations on Disposition. Without in any way limiting the representations and warranties set forth in this SAFE, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 6 and the undertaking set out in Section 7.13(b) and:

(i)   there is then in effect a registration statement under the Securities Act covering such proposed disposition, and such disposition is made in connection with such registration statement; or

(ii)   the Holder has (A) notified the Company of the proposed disposition; (B) furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition; and (C) if requested by the Company, furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration under the Securities Act.

The Holder agrees not to make any disposition of any of the Securities to the Company's competitors, as determined in good faith by the Company.

(d)   Legends. The Holder understands and acknowledges that the Securities may bear the following legend:

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UPON RECEIPT BY THE COMPANY OF AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER THE SECURITIES ACT.

7.14   Acknowledgment. For the avoidance of doubt, it is acknowledged that the Holder will be entitled to the benefit of all adjustments in the number of shares of the Company's Capital Stock as a result of any splits, recapitalizations, combinations or other similar transactions affecting the Company's Capital Stock underlying the Conversion Shares that occur prior to the conversion of this SAFE.

7.15   Further Assurances. From time to time, the parties will execute and deliver such additional documents and will provide such additional information as may reasonably be required to carry out the terms of this SAFE and any agreements executed in connection herewith.

7.16   Waiver of Jury Trial. EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SAFE, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILL NOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

*[**SIGNATURE PAGES IMMEDIATELY FOLLOW**]*

IN WITNESS WHEREOF, the parties have executed this executed this SAFE as of the date first written above.

IMEROPEX, INC.

By: *Founder Signature*

Name: James Dear

Title: Chief Executive Officer

Address: 7950 Jones Branch Dr., 8th Floor North, McLean, VA 22102

Email: jdear@imeropex.net

Agreed to and accepted:

Holder:

Entity Name:_____

By: *Investor Signature*

Name{INVESTOR NAME}_____

Title{INVESTOR TITLE}_____

☐ Accredited Investor
☐ Unaccredited Investor

Read and Approved (for IRA use only)

By:

Name:

[Signature Page to Early Bird SAFE]